SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TESORO CORPORATION

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

Kirk Kerkorian

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.16 2/3 PER SHARE

(Title of Class of Securities)

881609101

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Glaser, Fink, Jacobs,

Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$1,400,000,000	$42,980

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 21,875,000 shares of the subject company (number of shares sought) by $64.00 (the purchase price per share offered by the Purchaser (as defined below)).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $42,980	Filing Party: Tracinda Corporation
Form or Registration Number: TO-T	Date Filed: November 7, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 7, 2007, as supplemented and amended by Amendment No. 1 filed on November 15, 2007 (as amended, the “Schedule TO”), by Tracinda Corporation relating to the tender offer by Tracinda for up to 21,875,000 shares of common stock, par value $.16 2/3 per share (the “shares”), of Tesoro Corporation, a Delaware corporation (“Tesoro”), at a purchase price of $64.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in an Offer to Purchase, dated November 7, 2007 as amended through November 15, 2007 (as amended, the “Offer to Purchase”), and in the related letter of transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO.

The information in the Offer to Purchase and the related letter of transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1, 4, 5, 6 and 12.

Items 1, 4 and 6 are hereby amended and supplemented as follows:

A copy of the press release issued by Tracinda on November 26, 2007 is attached hereto as Exhibit (a)(1)(K), and is incorporated herein by reference.

Item 5 is hereby amended and supplemented as follows:

The subsection captioned “Background” of Section 11—“Background and Purpose of the Offer; Plans for Tesoro” of the Offer to Purchase is hereby amended to add the following:

“On November 19, 2007, Mr. Christensen telephoned Mr. Smith to inquire as to whether any actions had been taken at the November 19, 2007 meeting of Tesoro’s Board of Directors. Mr. Smith informed Mr. Christensen that the Board had discussed the Offer in detail with Tesoro’s financial advisors and legal counsel and that the Board had also reviewed in detail a stockholder rights plan, but no action was taken at the Board meeting.

“On November 21, 2007, Tesoro issued a press release which stated that its Board of Directors had adopted a rights plan, and on November 26, 2007, Tracinda issued a press release which responded to the adoption of the rights plan.”

Item 12 is hereby amended and supplemented as follows:

The following Exhibit is added:

(a)(1)(K)    Press Release issued by Tracinda on November 26, 2007.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2007

TRACINDA CORPORATION A Nevada corporation

By:	/s/ Anthony L. Mandekic
Name: Anthony L. Mandekic Title: Secretary and Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic*
Name: Anthony L. Mandekic Title: *Attorney-in-fact

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